UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       China Mobile Media Technology Inc.
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                                (Name of Company)
                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)
                                   169050C109
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                                 (CUSIP number)
                         Jamie Tadelis, General Counsel
                                 Abax Lotus Ltd.
                   c/o Abax Global Capital (Hong Kong) Limited
                Suite 6708, 67/F Two International Finance Centre
                                8 Finance Street
                             Central, Hong Kong SAR
                                 +852 3602 1800

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           (Name, address and telephone number of person authorized to receive notices and communications)


                                October 26, 2007
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------          ---------------------------------
CUSIP No. 169050C109                    13D                  Page 2
-------------------------------------          ---------------------------------

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        1       NAME OF REPORTING PERSON:                      Abax Lotus Ltd.

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        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           W/C

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:   Cayman Islands,
                                                        British West Indies
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                        0

                ----------------------------------------------------------------
                        8       SHARED VOTING POWER:              7,065,592 (1)

                ----------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER:                   0

                ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:         7,065,592 (1)

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON:                                           7,065,592 (1)
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                 [X] (1)
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     9.9% (2)

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                CO

--------------------------------------------------------------------------------

------------------------
(1) The Reporting Person owns 4,500,000 shares of Common Stock (as further described herein). The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock (as further described herein). However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. Dr. Zhang Zhengyu ("MR. ZHANG"), Mr. Ma Qing ("MR. MA") and Ms. Li Ming ("MS. LI", collectively with Mr. Zhang and Mr. Ma, the "CONTROLLING SHAREHOLDERS") collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement (as hereinafter defined). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure above. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

-------------------------------------          ---------------------------------
CUSIP No. 169050C109                    13D                  Page 3
-------------------------------------          ---------------------------------

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        1       NAME OF REPORTING PERSON:         Abax Global Opportunities Fund

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        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           AF

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:   Cayman Islands, British
                                                        West Indies
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                        0

                ----------------------------------------------------------------
                        8       SHARED VOTING POWER:              7,065,592 (1)

                ----------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER:                   0

                ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:         7,065,592 (1)

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON:                                           7,065,592 (1)
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                 [X] (1)
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     9.9% (2)

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                CO

--------------------------------------------------------------------------------

------------------------
(1) The Reporting Person owns 4,500,000 shares of Common Stock (as further described herein). The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock (as further described herein). However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement (as hereinafter defined). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure above. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

-------------------------------------          ---------------------------------
CUSIP No. 169050C109                    13D                  Page 4
-------------------------------------          ---------------------------------

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        1       NAME OF REPORTING PERSON:                   Abax Upland Fund LLC

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           AF

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                        0

                ----------------------------------------------------------------
                        8       SHARED VOTING POWER:              7,065,592 (1)

                ----------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER:                   0

                ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:         7,065,592 (1)

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON:                                           7,065,592 (1)
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                 [X] (1)
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     9.9% (2)

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                OO

--------------------------------------------------------------------------------

------------------------
(1) The Reporting Person owns 4,500,000 shares of Common Stock (as further described herein). The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock (as further described herein). However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement (as hereinafter defined). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure above. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

-------------------------------------          ---------------------------------
CUSIP No. 169050C109                    13D                  Page 5
-------------------------------------          ---------------------------------

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        1       NAME OF REPORTING PERSON:                        Abax Arhat Fund

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           AF

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:   Cayman Islands, British
                                                        West Indies
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                        0

                ----------------------------------------------------------------
                        8       SHARED VOTING POWER:              7,065,592 (1)

                ----------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER:                   0

                ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:         7,065,592 (1)

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON:                                           7,065,592 (1)
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                 [X] (1)
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     9.9% (2)

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                OO

--------------------------------------------------------------------------------

------------------------
(1) The Reporting Person owns 4,500,000 shares of Common Stock (as further described herein). The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock (as further described herein). However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement (as hereinafter defined). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure above. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

-------------------------------------          ---------------------------------
CUSIP No. 169050C109                    13D                  Page 6
-------------------------------------          ---------------------------------

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        1       NAME OF REPORTING PERSON:                    Abax Claremont Ltd.

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           AF

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:   Cayman Islands, British
                                                        West Indies
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                        0

                ----------------------------------------------------------------
                        8       SHARED VOTING POWER:              7,065,592 (1)

                ----------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER:                   0

                ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:         7,065,592 (1)

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON:                                           7,065,592 (1)
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                 [X] (1)
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     9.9% (2)

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                CO

--------------------------------------------------------------------------------

------------------------
(1) The Reporting Person owns 4,500,000 shares of Common Stock (as further described herein). The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock (as further described herein). However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement (as hereinafter defined). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure above. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

-------------------------------------          ---------------------------------
CUSIP No. 169050C109                    13D                  Page 7
-------------------------------------          ---------------------------------

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        1       NAME OF REPORTING PERSON:                    Abax Global Capital

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           AF

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:   Cayman Islands, British
                                                        West Indies
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                        0

                ----------------------------------------------------------------
                        8       SHARED VOTING POWER:              7,065,592 (1)

                ----------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER:                   0

                ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:         7,065,592 (1)

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON:                                           7,065,592 (1)
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                 [X] (1)
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     9.9% (2)

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                CO

--------------------------------------------------------------------------------

------------------------
(1) The Reporting Person owns 4,500,000 shares of Common Stock (as further described herein). The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock (as further described herein). However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement (as hereinafter defined). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure above. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

-------------------------------------          ---------------------------------
CUSIP No. 169050C109                    13D                  Page 8
-------------------------------------          ---------------------------------

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        1       NAME OF REPORTING PERSON:               Christopher Chung-Yi Hsu

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           N/A

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                        0

                ----------------------------------------------------------------
                        8       SHARED VOTING POWER:              7,065,592 (1)

                ----------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER:                   0

                ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:         7,065,592 (1)

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON:                                           7,065,592 (1)
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                 [X] (1)
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     9.9% (2)

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                IN

--------------------------------------------------------------------------------

------------------------
(1) The Reporting Person owns 4,500,000 shares of Common Stock (as further described herein). The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock (as further described herein). However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement (as hereinafter defined). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure above. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

-------------------------------------          ---------------------------------
CUSIP No. 169050C109                    13D                  Page 9
-------------------------------------          ---------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                        Xiang Dong Yang

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           N/A

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:              Hong Kong SAR
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                        0

                ----------------------------------------------------------------
                        8       SHARED VOTING POWER:              7,065,592 (1)

                ----------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER:                   0

                ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:         7,065,592 (1)

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON:                                           7,065,592 (1)
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                 [X] (1)
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     9.9% (2)

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                IN

--------------------------------------------------------------------------------

------------------------
(1) The Reporting Person owns 4,500,000 shares of Common Stock (as further described herein). The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock (as further described herein). However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement (as hereinafter defined). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure above. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

ITEM 1.  SECURITY AND COMPANY

            The title and class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $0.001 per share ("COMMON STOCK"), of China Mobile Media Technology Inc., a Nevada corporation (the "COMPANY"). The address of the Company's principal executive offices is 9th Floor, Block C, Intell-Center, No. 18 Zhongguancun East Road, Haidian District, Beijing, China 100083.

ITEM 2.  IDENTITY AND BACKGROUND.

            This Statement on Schedule 13D is being filed by and on behalf of:

i.    Abax Lotus Ltd., a Cayman Island domiciled exempted company (the
"INVESTOR");

ii. Abax Global Opportunities Fund, a Cayman Island domiciled exempted company (the "FUND"),

iii. Abax Arhat Fund, a Cayman Island domiciled exempted company ("ARHAT") and 50% owner of the Fund;

iv. Abax Upland Fund LLC, a Delaware limited liability company ("UPLAND") and 50% owner of the Fund;

v. Abax Global Capital, a Cayman Island domiciled exempted company ("ARHAT SHAREHOLDER") and sole shareholder of Arhat;

vi. Abax Claremont Ltd., a Cayman Island domiciled exempted company ("UPLAND MANAGING MEMBER") and managing member of Upland;

vii. Christopher Chung-Yi Hsu, a citizen of the United States of America ("MR. HSU"); and

viii. Xiang Dong Yang, a citizen of Hong Kong, SAR ("MR. YANG").

            The entities and individuals in items (i) through (viii) above are herein sometimes referred to each as a "REPORTING PERSON" and collectively as the "REPORTING PERSONS."

            The address of the principal office of each of the Reporting Persons is Abax Global Capital (Hong Kong) Limited, Suite 6708, 67/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong SAR and Mr. Hsu's and Mr. Yang's business address is also at the foregoing address. Mr. Hsu is the Chief Executive Officer and Mr. Yang is the President of the Arhat Shareholder.

            The Investor is principally involved in the business of investing in securities. The Fund is principally involved in the business of serving as the sole shareholder of the Investor and in directing the Investor's investments in securities. The Arhat Shareholder and Upland Manager Member are principally involved in the business of providing investment advisory and investment management services to the Fund and its affiliates and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of each of the Fund and the Investor. Mr. Hsu and Mr. Yang are principally involved in the business of serving as the controlling members of the Arhat Shareholder and Upland Managing Member.

            During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their respective officers and directors, has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The 4,500,000 shares of Common Stock (the "SHARES") reported herein by the Reporting Persons were acquired by the Investor for an aggregate cash purchase price of $5,400,000, which is subject to upward adjustment on a monthly basis over a two-year period based on the then current market value of the Common Stock as described more fully in the stock purchase agreements filed as Exhibits hereto. The Shares were acquired with working capital of the Investor, which at any given time may include funds borrowed on margin in the ordinary course of business and on customary terms.

            The Warrants reported herein by the Reporting Persons were acquired by the Investor for no additional consideration in connection with the execution of the securities purchase agreement and the issuance of the Notes described in
Item 4 hereof and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

            The Reporting Persons have acquired the Shares and Warrants for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

STOCK PURCHASE AGREEMENTS
-------------------------

            On October 26, 2007, the Investor acquired, in the aggregate, 4,500,000 shares of Common Stock from the following individuals as indicated below (the "SHARE PURCHASE") pursuant to three stock purchase agreements which were subsequently amended and restated as of December 28, 2007, in accordance with Rule 904 of Regulation S promulgated under the Securities Act of 1933, as amended:

SELLER                                 NUMBER OF SHARES         PRICE PER SHARE*
------                                 ----------------         ----------------
BRIGHTCENTER GROUP LIMITED                1,500,000                   $1.20
DEVELOP GOOD INTERNATIONAL LIMITED        1,500,000                   $1.20
GAIN THOUSAND LIMITED                     1,500,000                   $1.20

            * This price is subject to upward adjustment on a monthly basis over a two-year period based on the then current market value of the Common Stock as described more fully in the stock purchase agreements filed as Exhibits hereto.

            The foregoing description of the Share Purchase is qualified in its entirety by the text of each of the stock purchase agreements, which are attached to this Statement as Exhibits 2, 3 and 4 and incorporated herein by reference.

SECURITIES PURCHASE AGREEMENT
-----------------------------

            On December 28, 2007, the Investor entered into a securities purchase agreement with the Company (the "SECURITIES PURCHASE AGREEMENT") pursuant to which the Investor would (i) purchase up to RMB170,000,000 in aggregate principal amount of Guaranteed Senior Notes due 2014 (the "NOTES") of Magical Insight Investments Limited, a British Virgin Islands company ("MAGICAL") and a wholly owned subsidiary of the Company, and (ii) be issued warrants for the purchase of up to 12,000,000 shares of Common Stock of the Company (the "WARRANTS").

            The foregoing description of the Securities Purchase Agreement is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 5 and incorporated herein by reference.

            The closing of the transactions contemplated by the Securities Purchase Agreement occurred on January 11, 2008, and in connection therewith, the Company and/or Magical entered into an Indenture, Information and Inspection Rights Agreement, Investor Rights Agreement, Warrant Agreement and Equity Registration Rights Agreement for the benefit of the Investor.

INDENTURE
---------

            On January 11, 2008, Magical entered into an Indenture with the Company, the other guarantors party thereto, and The Hongkong and Shanghai Banking Corporation Limited, as Trustee, in connection with the issuance of RMB150,000,000 in aggregate principal amount of Notes. The proceeds of the Notes are to be used for general working capital, repayment of debt and other general corporate purposes. The Investor is currently a holder of the Notes issued pursuant to the Indenture.

            The Investor also has an option to purchase an additional RMB20,000,000 in aggregate principal amount of Notes pursuant to the Securities Purchase Agreement which will be subject to the same terms and conditions of the Indenture. This option expires on April 15, 2008.

            The Notes bear interest at 9.5% per annum from the first anniversary of the date of issuance until maturity, subject to certain adjustments. The entire principal amount of the Notes is due and payable on January 11, 2014, together with accrued and unpaid interest thereon. In addition to certain mandatory redemption events (including upon a change of control), Magical has agreed to redeem the notes as follows:

            Date                    Percentage of Principal Amount
            ------------------------------------------------------
            January 11, 2011                    10%
            July 11, 2011                       10%
            January 11, 2012                    20%
            July 11, 2012                       20%
            January 11, 2013                    20%
            July 11, 2013                       10%

            The Indenture contains a number of reporting and other affirmative and negative covenants, including covenants limiting the amount of capital expenditures and debt incurrence by Magical. Magical is also required to pay certain amounts to the holders of the Notes if the Company has not obtained a Qualifying Listing (as defined in the Indenture) by January 12, 2009 or if a Qualified Accounting Firm (as defined in the Indenture) has not been appointed by the Company by October 10, 2008.

            To secure its obligations under the Indenture, Magical has granted to the Collateral Agent (acting on behalf of the holders of the Notes) a security interest in the equity of Magical's wholly foreign owned subsidiaries in China, subject to certain regulatory approvals. The Company along with existing and future subsidiaries of Magical located outside of China act as guarantors under the Indenture.

            The foregoing description of the Indenture is qualified in its entirety by the text of the agreement which is attached to this Statement as
Exhibit 6 and incorporated herein by reference.

INFORMATION AND INSPECTION RIGHTS AGREEMENT
-------------------------------------------

            The Company also entered into an information rights agreement (the "INFORMATION AND INSPECTION RIGHTS AGREEMENT") that grants the Investor, subject to applicable law, the right to receive certain information regarding the Company.

            The foregoing description of the Information and Inspection Rights Agreement is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 7 and incorporated herein by reference.

INVESTOR RIGHTS AGREEMENT
-------------------------

            On January 11, 2008, the Company and the Controlling Shareholders entered into an investor rights agreement with the Investor (the "INVESTOR RIGHTS AGREEMENT"). The Controlling Shareholders are beneficial owners of, in the aggregate, approximately 61.3% of the shares of Common Stock.

            The Investor Rights Agreement requires that the Company's Board of Directors consist of no more than 9 members and grants the Investor the right to designate one member of the Board. As of the date of this Statement, the Investor has not exercised this right. Under the terms of the Investor Rights Agreement, the Investor's designee to the Board of Directors shall be entitled to serve on any committee of the Board. In addition, so long as the Investor holds 10% or more of the Notes it purchased under the Securities Purchase Agreement or at least 3.5% of the Company's issued and outstanding Common Stock, the Investor's consent shall be required for, among other things, the following actions: (1) approval of the annual budget; (2) changes in the substantive responsibilities of any member of senior management; (3) approval of any transaction that would result in a change of control; (4) changes in the size of the board of directors of the Company or any of its subsidiaries; (5) amendments to the charter documents of the Company or any of its subsidiaries; (6) approval of outside auditors, and (7) approval of any actions outside of the ordinary course of business.

            The Investor Rights Agreement also provides that the Investor shall have a right of first refusal in the event that the Company proposes to issue any securities to a purchaser that is not an affiliate of the Company or certain shareholders propose to sell any of their respective holding to a third party, or the Company or certain shareholders otherwise accept a bona fide offer from a third party to acquire the Company or shares of Common Stock, on the same terms and conditions, including price, as the terms and conditions applying to the third party.

            Finally, the Investor Rights Agreement also provides that upon the occurrence of certain events, the Investor shall exercise certain of its warrants (as described below).

            The foregoing description of the Investor's Rights Agreement above is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 8 and incorporated herein by reference.

NON-COMPETITION AGREEMENT
-------------------------

            On January 11, 2008, the Investor entered into non-competition agreements (the "NON-COMPETITION AGREEMENTS") with each of the Controlling Shareholders. The Non-Competition Agreements require that during the period from January 11, 2008 and until the Investor or its assignees cease to own any Notes nor beneficially own at least 2% of the Company's common stock, the Controlling Shareholders shall not engage in or have any interest in any other entity that engages in or renders services to a business in competition with the Company, or otherwise interfere with the business of the Company, including without limitation: (1) soliciting business similar to the business operated by the Company (2) soliciting any employee of the Company or (3) inducing any such employee to terminate his or her employment with the Company or any of its subsidiaries.

            The foregoing description of the Non-Competition Agreements above is qualified in its entirety by the text of the agreements which is attached to this Statement as Exhibits 9, 10 and 11, and incorporated herein by reference.

WARRANTS
--------

            In connection with the issuance of the Notes, the Company issued to the Investor, for no additional consideration, warrants to purchase an aggregate of 12,000,000 shares of Common Stock at an initial exercise price of $2.00 per share, in each case subject to adjustment as described in the Warrant Agreement. The Warrants will expire on June 30, 2014. The Warrants are currently exercisable. In addition, pursuant to the Investor Rights Agreement, (i) upon the occurrence of, and simultaneously with the listing of the Common Stock of the Company on the Nasdaq Capital Market, Global Market, Global Select Market or the New York Stock Exchange and the Company's effectiveness of a registration statement with the SEC to register all the shares issuable upon exercise of the Warrants (the "WARRANT SHARES"), if (x) the volume weighted average closing price per share of Common Stock for a 20-trading day period exceeds $7.00, then the Investor shall within 5 trading days thereafter exercise not less than 50% of the outstanding Warrants and (y) the volume weighted average closing price per share of Common Stock for a 20-trading day period exceeds $9.00, then the Investor shall within 5 trading days thereafter exercise all of the outstanding Warrants and (ii) if on January 1, 2014, any Warrant remains unexercised, or if any Event of Default has occurred and is continuing at such time under the Indenture, then the Company agrees to and shall, redeem the Warrants for a redemption price of $1.00 per share.

            The Investor may not exercise the Warrants to the extent that the number of shares of Common Stock beneficially owned by the Investor would, following such exercise, exceed 9.9% of the outstanding shares of Common Stock at the time of exercise.

            The description of the Warrants is qualified in its entirety by the text of the agreement and the warrant certificate which are attached to this Statement as Exhibit 12 and incorporated herein by reference.

EQUITY REGISTRATION RIGHTS AGREEMENT
------------------------------------

            On January 11, 2008, the Company entered into an Equity Registration Rights Agreement with the Investor, under which the Company has agreed to file with the SEC and maintain the effectiveness of a registration statement for the shares of Common Stock to be issued upon the exercise of the Warrants. The Company will file the registration statement as soon as reasonably practicable after January 11, 2008 and must obtain the effectiveness of the registration statement no later than June 9, 2008, subject to the prior registration rights of other investors in the Common Stock. The Equity Registration Rights Agreement requires the Company to maintain the effectiveness of the registration statement until either all shares of Common Stock registered thereunder have been sold or all shares of Common Stock registered thereunder may be sold without restrictions under Rule 144 of the Securities Act.

            If registration statement is not declared effective by the SEC by July 11, 2008 or if the Company does not maintain the effectiveness of the registration statement, the Company is required to pay to the holders of Warrant Shares an aggregate amount of $80,000 for each 30 day period until July 11, 2009, during which such default remains and thereafter an aggregate amount of $500,000 for each six-month period until June 30, 2014 until effectiveness is obtained or restored.

            The foregoing description of the Equity Registration Rights Agreement is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 13 and incorporated herein by reference.

            In pursuing their investment purposes, the Reporting Persons may, subject to applicable law and the agreements disclosed in this Statement on
Schedule 13D, further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Company's operations, business strategy or prospects, or from a sale or merger of the Company. To evaluate such alternatives, the Reporting Persons will routinely monitor the Company's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

            Consistent with their investment purpose, the Reporting Persons may, subject to applicable law and the terms of any confidentiality agreement with the Company, engage in communications regarding such matters with members of management and the Board of Directors of the Company, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons, subject to applicable law, modifying their ownership of securities of the Company, exchanging information with the Company, proposing changes in the Company's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

            In addition, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Company or dispose of all the securities of the Company beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

            (a) - (b) The responses of the Reporting Persons to Rows (7) through
(13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.(3)

            As of the date of this Statement, the Investor directly owns an aggregate of 4,500,000 shares of Common Stock, representing approximately 7.6% of the outstanding shares of Common Stock.

            As of the date of this Statement, the Investor directly owns an aggregate of 12,000,000 warrants to purchase shares of Common Stock, representing, if exercised in full and on a fully diluted basis, approximately 16.8% of the outstanding shares of Common Stock. However, such ownership is subject to the restriction in the Warrant prohibiting exercise that results in more than 9.9% of the Common Stock being held by a Warrant holder at the time of exercise.

            As of the date of this Statement, the Shares and the Warrants (together, the "SECURITIES"), if exercised in full and on a fully diluted basis, represent approximately 23.1% of the outstanding shares of Common Stock. However, such ownership is subject to the restriction in the Warrant prohibiting an exercise that results in more than 9.9% of the Common Stock being held by a Warrant holder at the time of exercise. Accordingly, as of the date of this Statement, taking into account the limitations provided for in the warrant agreement, the Investor would be able to exercise, 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof.

            The Securities are beneficially owned, in the aggregate, by the Investor, the Fund, Arhat, Upland, Arhat Shareholder, Upland Managing Member, Mr. Hsu and Mr. Yang.

            The Fund, as the sole shareholder of the Investor; Arhat, as a 50% shareholder of the Fund; Upland, as the other 50% shareholder of the Fund; Arhat Shareholder, as the sole shareholder of Arhat; Upland Managing Member, as the managing member of Upland; and Mr. Hsu and Mr. Yang as the controlling persons of Arhat Shareholder and Upland Managing Member, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock (including the Warrant Shares) that are owned beneficially and directly by the Investor. Each of Arhat, Upland, Arhat Shareholder, Upland Managing Member, Mr. Hsu and Mr. Yang disclaims beneficial ownership of such shares for all other purposes.

            All percentages set forth in this paragraph are based on 59,369,615 shares of Common Stock outstanding as of November 10, 2007, as set forth in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007.

            (c) Other than as set forth herein, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.


------------------
(3) If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

            (d)   Not applicable.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      The responses of the Reporting Persons under Item 4 hereof are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement as to Joint Filing of Schedule 13D, dated January 29, 2008 by and among the Investor, the Fund, Arhat, Upland, Arhat Shareholder, Upland Managing Member, Mr. Hsu and Mr. Yang (filed herewith)

Exhibit 2 Stock Purchase Agreement as amended and restated on December 28, 2007 by and among Brightcenter Group Limited, the Investor and the Company (filed herewith)

Exhibit 3 Stock Purchase Agreement as amended and restated on December 28, 2007 by and among Gain Thousand Limited, the Investor and the Company (filed herewith)

Exhibit 4 Stock Purchase Agreement as amended and restated on December 28, 2007 by and among Develop Good International Limited, the Investor and the Company (filed herewith)

Exhibit 5 Securities Purchase Agreement, dated December 28, 2007 by and among the Company, Magical and the Investor (filed as Exhibit
                  10.1 to the Company's Report on Form 8-K filed January 24, 2008 and hereby incorporated by reference)

Exhibit 6 Indenture, dated January 11, 2008 by and among the Company, Magical and The Hongkong and Shanghai Banking Corporation Limited and form of Global Note (filed as Exhibits 4.1 and 4.2 to the Company's Report on Form 8-K filed January 24, 2008 and hereby incorporated by reference)

Exhibit 7 Investor Rights Agreement by and among the Company, Magical, Beihai Hi-Tech Wealth Technology Development Co. Ltd., Beijing Hi-Tech Wealth Communication Technology Co., Ltd., the Controlling Shareholders and the Investor (filed as Exhibit
                  10.3 to the Company's Report on Form 8-K filed January 24, 2008 and hereby incorporated by reference)

Exhibit 8 Information and Inspection Rights Agreement dated January 11, 2008 by and between the Company and the Investor (filed as Exhibit 10.4 to the Company's Report on Form 8-K filed January 24, 2008 and hereby incorporated by reference)

Exhibit 9 Non-Competition Agreement dated January 11, 2008 by and between the Investor and Mr. Zhang (filed herewith)

Exhibit 10 Non-Competition Agreement dated January 11, 2008 by and between the Investor and Mr. Ma (filed herewith)

Exhibit 11 Non-Competition Agreement dated January 11, 2008 by and between the Investor and Ms. Li (filed herewith)

Exhibit 12 Warrant Agreement (including Warrant Certificate) dated December 28, 2007 and as amended on January 24, 2008, by and between the Company and The Hongkong and Shanghai Banking Corporation Limited (filed as Exhibits 4.3, 4.4 and 4.5 to the

                  Company's Report on Form 8-K filed January 24, 2008 and hereby incorporated by reference)

Exhibit 13 Equity Registration Rights Agreement dated January 11, 2008 by and between the Company and the Investor (filed as Exhibit
                  10.2 to the Company's Report on Form 8-K filed January 24, 2008 and hereby incorporated by reference)

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 29, 2008

                                    ABAX LOTUS LTD.

                                    By:   /s/ Jamie Tadelis
                                          ---------------------------------
                                    Name:       Jamie Tadelis
                                    Title:      General Counsel


                                    ABAX GLOBAL OPPORTUNITIES FUND

                                    By:   /s/ Jamie Tadelis
                                          ---------------------------------
                                    Name:       Jamie Tadelis
                                    Title:      General Counsel


                                    ABAX ARHAT FUND

                                    By:   /s/ Jamie Tadelis
                                          ---------------------------------
                                    Name:       Jamie Tadelis
                                    Title:      General Counsel


                                    ABAX UPLAND FUND, LLC


                                    By:   /s/ Jamie Tadelis
                                          ---------------------------------
                                    Name:       Jamie Tadelis
                                    Title:      General Counsel


                                    ABAX GLOBAL CAPITAL

                                    By:   /s/ Jamie Tadelis
                                          ---------------------------------
                                    Name:       Jamie Tadelis
                                    Title:      General Counsel


                                    ABAX CLAREMONT LTD.

                                    By:   /s/ Jamie Tadelis
                                          ---------------------------------
                                    Name:       Jamie Tadelis
                                    Title:      General Counsel

                                    /s/ Christopher Chung-Yi Hsu
                                    --------------------------------
                                    Christopher Chung-Yi Hsu



                                    /s/ Xiang Dong Yang
                                    --------------------------------
                                    Xiang Dong Yang